SECU 04019991 IMISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
B- 49329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STG Secure Trading Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 150
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Budner 561-988-6320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – if individual, state last, first, middle name)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida 33308-4610
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Budner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STG Secure Trading Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Daniel Schapiro
My Commission DD318687
Expires May 05, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STG SECURE TRADING GROUP, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A
Howard E. Hammer, C.P.A., P.A.

February 10, 2004

Board of Directors and Stockholders
STG Secure Trading Group, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of STG Secure Trading Group, Inc., (an S corporation) as of December 31, 2003 and the related statements of income/(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STG Secure Trading Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

STG SECURE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 774,624
Securities owned, at market value	171,472
Furniture, fixtures, equipment, and leasehold improvements - Net	218,640
Prepaid expenses	7,589
Security deposits	22,901
Due from STG Secure Trading Group, LLC	91,640
Receivable from clearing broker	583,208
TOTAL ASSETS	$1,870,074

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 754,680
Accounts payable and accrued expenses	43,524
Due to STG Secure Trading Group, LLC	148,372
Total Liabilities	946,576
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 7,500 shares authorized, issued and outstanding	7,500
Additional paid-in capital	2,059,800
Retained earnings/(deficit)	(1,143,802)
Total Stockholders' Equity	923,498
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,870,074

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions and trading profits	$3,170,166
Other income	1,568
Total Revenues	3,171,734
EXPENSES	
Commissions	821,428
Depreciation	47,754
Brokerage and clearing	1,725,604
Quotations, research and regulatory	384,825
Office and administrative	440,674
Telephone	13,781
Rent	119,051
Interest	45,102
Total Expenses	3,598,219
NET LOSS	$ (426,485)

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
Balances - January 1, 2003	$7,500	$2,203,770	$ (717,317)	$1,493,953
Net Loss			(426,485)	(426,485)
Contribution of additional paid-in-capital		1,997,500		1,997,500
Distributions to stockholders		(2,141,470)		(2,141,470)
BALANCES - DECEMBER 31, 2003	$7,500	$2,059,800	$(1,143,802)	$ 923,498

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (426,485)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	47,754
Decrease in prepaid expenses	3,276
Increase in security deposits	(1,535)
Decrease in payable to clearing broker - Net	(2,940,564)
Decrease in trading securities – Net	2,940,564
Decrease in commissions payable	(84,930)
Increase in accounts payable and accrued expenses	36,361
Decrease in trader deposits	(130,000)
Increase in due to STG Secure Trading Group, LLC - Net	56,732
Total Adjustments	(72,342)
NET CASH USED IN OPERATING ACTIVITIES	(498,827)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, fixtures and equipment	(9,525)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from additional paid-in capital	1,997,500
Distributions to stockholders	(2,141,470)
Net Cash Used In Financing Activities	(143,970)
NET DECREASE IN CASH	(652,322)
CASH - January 1, 2003	1,426,946
CASH - DECEMBER 31, 2003	$ 774,624

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

STG Secure Trading Group, Inc. (the "Company") is a general securities broker/dealer registered in several states. The Company is a fully disclosed introducing discount broker/dealer which clears through Spear, Leeds & Kellogg and Instinet Clearing Services, Inc. and also provides facilities to active day traders.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and National Futures Association (NFA).

Effective December 26, 2003, the Company received approval to make inter-dealer markets in corporate securities over the counter. The Company did not engage in this activity until 2004.

Revenue Recognition

Profit and loss arising from proprietary securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue is derived from customer and proprietary trades introduced to the clearing broker, who completes the transaction and subsequently remits a commission to the Company. In the normal course of business, the Company will have positions consisting of securities owned and securities sold, not yet purchased, which are valued at market and unrealized gains and losses are which included in net income.

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to thirty-nine years, on the straight-line method.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company. The amount receivable from the clearing broker relates to amounts due on cash and margin transactions.

The receivable from the clearing broker at December 31, 2003, $583,208, is the difference between the securities owned at market value in the amount of $171,472 and the securities sold, not yet purchased, at market value in the amount of $754,680.

NOTE 3 - FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$ 77,996
Computers and equipment	193,539
Leasehold improvements	11,175
	282,710
Less accumulated depreciation	64,070
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET	$218,640

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined.

The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements, which for securities brokers and dealers is the amount of net capital required by the Securities and Exchange Commission Rule 15c3-1.

At December 31, 2003, the Company had net capital of $421,335, which was $321,335 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2003, the Company's ratio was .455 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

From time to time, and in the normal course of business, the Company and STG Secure Trading Group, LLC may incur and/or pay certain general and administrative expenses on each other's behalf. At December 31, 2003, the Company had a receivable from STG Secure Trading Group, LLC of $91,640 and payable to STG Secure Trading Group, LLC of $148,372 related to such expenses.

Certain stockholders of STG Secure Trading Group, Inc. are also the principal members of STG Secure Trading Group, LLC.

NOTE 6 - COMMITMENTS

The Company subleases its Boca Raton, Florida office facilities under a sublease expiring February 28, 2007. The sublease requires the Company to pay base rent and operational expense pass-throughs.

The Company also leases office space in Dallas, Texas.

Minimum future rental payments under these leases having a remaining term in excess of one year as of December 31, 2003 for each of the next four years are:

Year	Amount
2004	$ 85,508
2005	89,798
2006	89,583
2007	12,614
Total Minimum Future Base Rental Payments	$277,503

Total rent expense for the year ended December 31, 2003 was $129,571 of which $63,711 was payment of operational expense pass-throughs.

NOTE 7 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and positions held in securities.

The Company maintains a cash balance in a financial institution located in Boca Raton, Florida. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company had no uninsured cash balances in financial institutions.

NOTE 7 - CONCENTRATION OF CREDIT RISK (Continued)

The Company maintains a cash balance of $763,167, including clearing deposits of $79,867, in various firm trading accounts with its clearing brokers. These amounts are not insured by the Federal Deposit Insurance Corporation.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Future and forward contracts and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial statements reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The majority of the proprietary securities transactions are transacted on a margin basis. In margin transactions, the Company is extended credit by the Company's clearing broker collateralized by cash and securities in the Company's accounts. Such transactions may expose the Company to significant off-balance-sheet risk.

Securities sold, not yet purchased, represent an obligation of the Corporation to deliver specified securities at a predetermined date and price. The Corporation is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts payable to the clearing broker are secured by the underlying investment held by the Corporation.

NOTE 9 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through Spear, Leeds & Kellogg, L.P.

The Company clears on a fully disclosed basis with Instinet Clearing Services, Inc. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit of $50,000 with the clearing broker-dealer.

The Company clears on a fully disclosed basis Goldenberg, Hehmeyer & Co. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit of $30,000 with the clearing broker-dealer.

SUPPLEMENTARY INFORMATION

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

STG SECURE TRADING GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL	
Total stockholders' equity qualified for net capital	$923,498
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	923,498
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Furniture, fixture, equipment and leasehold improvements	218,640
Due from STG, LLC	91,640
Prepaid expenses	7,589
Security deposits	22,901
Total Non-Allowable Assets	340,770
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	582,728
HAIRCUTS ON SECURITIES	161,393
NET CAPITAL	421,335
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	100,000
EXCESS NET CAPITAL	$321,335
AGGREGATE INDEBTEDNESS:	
Commissions payable, accounts payable, accrued expenses and trader deposits	$191,896
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.455 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$677,201
Non-allowable assets erroneously reported as allowable	(91,640)
Increase in calculation of haircuts	(15,854)
Adjustment for commission expense	(148,372)
NET CAPITAL PER ABOVE	$421,335

STG SECURE TRADING GROUP, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

The Company had no liability subordinated to claims of general creditors as of January 1, 2003. In addition, there were none in existence during the year ended December 31, 2003 and, accordingly, there are no changes to report.

STG SECURE TRADING GROUP, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

STG Secure Trading Group, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. STG Secure Trading Group, Inc. was in compliance with the conditions of exemption.

STG SECURE TRADING GROUP, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

As of December 31, 2003, STG Secure Trading Group, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.

February 10, 2004

Board of Directors and Stockholders
STG Secure Trading Group, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of STG Secure Trading Group, Inc., (an S corporation) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein + Poole, LLC.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC